Contact

www.linkedin.com/in/travis-davenport-a127ab26 (LinkedIn)
pushculture.com (Company)

Top Skills

Brewing
Engineering
Formulation

Travis Davenport

Partner & Brewmaster at Babe Kombucha
San Diego County, California, United States

Experience

Babe Kombucha

Partner, brewmaster
September 2017 - Present (5 years 4 months)
San Diego, California, United States

Oversees all aspects of the brewery. Design and engineering, product development, brewing, formulations, and packaging.

push culture

Owner
2010 - 2018 (8 years)

I started the company with a few functional design elements i wanted built into garments i was using for commuting and downhill skateboarding. It has grown into an exciting brand with a very loyal customer base that appreciates the thought and quality that goes into the product and serves us as athletes.